SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

Esperion Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

29664W105
(CUSIP Number)

Domain Associates, LLC One Palmer Square Princeton, NJ 08542 Attn: Kathleen K. Schoemaker Tel: (609) 683-5656	Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Attn: Morri H. Weinberg, Esq. Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664W105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,286,977*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,286,977*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,286,977*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		11.2%
14.	TYPE OF REPORTING PERSON		PN

* Includes shares issuable upon exercise of Warrants.

CUSIP No. 29664W105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	36,446*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	36,446*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		36,446*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.2%
14.	TYPE OF REPORTING PERSON		PN

* Includes shares issuable upon exercise of Warrants.

CUSIP No. 29664W105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	21,471
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	21,471
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		21,471
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.1%
14.	TYPE OF REPORTING PERSON		OO

CUSIP No. 29664W105
AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons with respect to the Common Stock of the Issuer on October 30, 2014 (the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13D. Ownership percentages are based on 20,425,860  shares of Common Stock outstanding  as of March 1, 2015, as reported in the Issuer’s Prospectus Supplement on Form 424B5 filed with the Commission on March 19, 2015, and gives effect to the exercise of all Warrants held by the Reporting Persons.

In addition to the shares that OPSA VII indirectly beneficially owns in its capacity as the general partner of DP VII and DP VIIA, OPSA VII directly beneficially owns 29,269 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

In addition, Nicole Vitullo directly beneficially owns 5,000 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase 5,000 shares of Common Stock, at an exercise price of $14.42 per share, which was granted on May 15, 2014 and expires on May 15, 2024.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On March  20, 2015, DP VII distributed in kind 350,000 shares of Common Stock pro rata to its partners, including 29,269 shares to OPSA VII.

CUSIP No. 29664W105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2015

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC
By:	/s/ Kathleen K. Schoemaker
Managing Member